November 26, 2013

Sally Samuel, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC 20549

RE:	Post-Effective Amendment No. 18 to Registration Statement on Form N-1A

Allianz Variable Insurance Products Fund of Funds Trust (the “Trust”)

File Nos. 333-119867 and 811-21624

Dear Ms. Samuel:

On November 22, 2013, you provided telephonic comments regarding the above-referenced amendment. This letter responds to your comments, each summarized below and followed by our response. Redlined change pages are enclosed for your reference. The changes proposed to be made would be incorporated into the amended registration statement pursuant to Rule 485(b).

Currently this filing will become automatically effective, pursuant to Rule 485(a)(2), December 30, 2013; however, as we discussed, Allianz intends to request acceleration of the effective date. Provided that your comments are resolved, we would like to seek effectiveness on or about December 13, 2013, or as soon thereafter as may be practicable.

If we have misstated any of your comments, or if you have any additional comments, or need any additional information, please let me know.

Comment:  In the Principal Investment Strategies of the Fund, at pages 3-4, you noted that the disclosure in the summary section should include only the principal investment strategies of the Fund, and that any strategies which are not principal should be disclosed in the More about the Funds section. You also noted that the SEC guidance regarding derivatives disclosure indicates that the disclosure should be specific about the types of derivatives in which the Fund invests and include the purpose for the hedge.

Response:  The requested changes will be made.

Comment:  In the Principal Risks of Investing in the Fund, at pages 4-5, you noted that the disclosure in the summary section should include only the principal risks of investing in the Fund, and that any risks which are not principal should be disclosed in the More about the Funds section.

Response:  The requested changes will be made.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

Comment:  In the More about the Fund section, at page 7, you noted that the disclosure regarding percentage limitations being applied only at the time of purchase also should exclude the limitation on illiquid securities.

Response:  The requested change will be made.

Comment:  Also in the More about the Fund section, beginning at page 7, you requested that we confirm that the disclosure includes all of the items required by Item 9, including the discussion of temporary defensive measures.

Response:  The requested changes will be made.

Comment:  Also in the More about the Fund section, at page 8, you noted that the derivatives strategies for the Fund and the Underlying Fund (AZL T. Rowe Price Capital Appreciation Fund) should be stated in plain English and should be specific as to the instruments used and their purpose.

Response:  The requested changes will be made.

Comment:  In the Management section, at page 14-15, you requested that we clarify how the manager of managers order will apply to the Fund.

Response:  The requested change will be made.

Comment:  You requested that we consider whether the disclosure regarding Transfer Supported Features of Certain Annuity Contracts, at page 16, should be addressed in the section regarding the risks of investing in the Fund.

Response:  The requested change will be made.

Comment:  In the SAI, you asked that we confirm whether the Fund will have subprime mortgage exposure.

Response:  We have confirmed that neither the Fund, nor its Underlying Fund, is expected to have any subprime mortgage exposure.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking action with respect to the filing and does not relieve a Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson

Erik Nelson
Chief Legal Officer

763/765-7453
Erik.Nelson@allianzlife.com
Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individual(s)
and/or entity/entities named above. This information should not be copied, forwarded, or further disseminated.